Exhibit 99.1

Westport Innovations Inc. Closes Offering of Common Shares

VANCOUVER, Oct. 1, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT)  announced today the closing of its previously announced offering of 6,000,000 common shares in the United States and Canada at the offering price of US$25.39 per share, for gross proceeds of US$152,340,000.

Morgan Stanley, Jefferies and Deutsche Bank Securities are the joint bookrunners for the offering. Other underwriters include RBC Capital Markets, Lake Street Capital Markets and Craig-Hallum Capital Group. Rothschild Inc. acted as financial advisor to Westport in connection with the offering. The common shares issued under the offering have been listed on The NASDAQ Global Select Market and the Toronto Stock Exchange.

Copies of the United States final prospectus supplement may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Jefferies LLC., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY, 10022, or by telephone at 877-547-6340 (toll free), or by email at Prospectus_Department@Jefferies.com; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, or by telephone at 800-503-4611 or by email at prospectus.cpdg@db.com; or RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, or by telephone at 877-822-4089.

Copies of the Canadian final prospectus supplement may be obtained by contacting Morgan Stanley Canada Limited, 181 Bay Street, Suite 3700, Toronto, Ontario M5J 2T3; or RBC Dominion Securities Inc., RBC Wellington Square, 8th Floor, 180 Wellington Street W., Toronto, Ontario M5J 0C2, Attention: Distribution Centre, or by telephone at 416-842-5349.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Following this transaction, Westport has approximately 62.7 million shares outstanding.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 09:00e 01-OCT-13